UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2020

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 3680 – 1 Place Ville Marie, Montreal, Quebec, Canada H3B 3P2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

99.2	Technical Report

99.3	Consent of Michael Jeremy Thomas

99.4	Consent of Roderick David Carlson

99.5	Consent of Jo-Anne Dudley

99.6	Consent of Racquel Mae Kolkert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2020

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Dustin S. Isaacs
	Name:	Dustin S. Isaacs
	Title:	Corporate Secretary